Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132370 and
333-132370-01

CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee

Medium-Term Senior Notes, Series D	$50,210,000.00	$1,973.25	(1)

(1)	The filing fee of $1,973.25 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $56,035.88 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,973.25 is offset against the registration fee due for this offering and of which $54,062.63 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2008-MTNDD241 Dated April 24, 2008
(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D

Citigroup Funding Inc.

5,021,000 Contingent Participation Principal Protected Notes
Based Upon the Absolute Return of the Russell 2000® Index Due November 6, 2009
$10 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes are based upon the absolute return of the Russell 2000® Index and have a maturity of approximately 18 months and will mature on November 6, 2009. You will receive at maturity for each note you hold an amount in cash equal to $10 plus a note return amount, which may be positive or zero.

•	The note return amount will depend on the closing value of the Russell 2000® Index being within a specified range during the term of the notes, will be based on the percentage change of the Russell 2000® Index during the term of the notes, and may be positive or zero. Thus, for each $10 principal amount note held at maturity, you will receive $10 plus:

(i)	an amount equal to the product of (a) $10 and (b) the absolute value of the positive or negative percentage change in the closing value of the Russell 2000® Index from the date of this pricing supplement (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date), if the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 896.34 (approximately 125% of the closing value of the Russell 2000® Index on the pricing date), AND greater than or equal to 537.80 (approximately 75% of the closing value of the Russell 2000® Index on the pricing date), or

(ii) zero in all other circumstances.

•	We will not make any payments on the notes prior to maturity.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

“Russell 2000®” is a trademark of the Russell Investment Group (“Russell”) and has been licensed for use by Citigroup Funding Inc. The trademark has been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Russell. The notes are not sponsored, endorsed, sold or promoted by Russell and Russell neither makes any warranties nor bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$50,210,000.00
Underwriting Discount	$0.175	$878,675.00
Proceeds to Citigroup Funding Inc.	$9.825	$49,331,325.00

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about April 29, 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the Russell 2000® Index Due November 6, 2009 are notes offered by Citigroup Funding Inc. that have a maturity of approximately 18 months. The notes pay an amount at maturity that will depend on the closing value of the Russell 2000® Index being within a specified range on every index business day from the pricing date up to and including the valuation date. If the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 896.34 (approximately 125% of the starting value) AND greater than or equal to 537.80 (approximately 75% of the starting value), the payment you receive at maturity for each note you then hold may be greater than $10 per note. If, however, the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than 896.34 (approximately 125% of the starting value) or is less than 537.80 (approximately 75% of the starting value), the return on a note will be zero, regardless of whether the ending value is greater than or less than the starting value. In addition, if the ending value equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the Russell 2000® Index on every index business day during the term of the notes is within the specified range.

The notes mature on November 6, 2009 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the value of the Russell 2000® Index. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 6, 2009. At maturity you will receive for each note you hold an amount in cash equal to the sum of $10 and a note return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending value of the Russell 2000® Index, which will equal the closing value of the Russell 2000® Index on the valuation date. The payment you receive at maturity, however, will not be less than the amount of your original investment in the notes.

How Will the Note Return Amount Be Calculated?

The note return amount will depend on the closing value of the Russell 2000® Index being within a specified range during the term of the notes, will be based on the percentage change of the Russell 2000® Index during the term of the notes, and may be positive or zero. Thus, for each note held at maturity, you will receive $10 plus:

(i) an amount equal to the product of (a) $10 and (b) the absolute value of the positive or negative percentage change in the closing value of the Russell 2000® Index from the pricing date to the valuation date, if the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 896.34 (approximately 125% of the closing value of the Russell 2000® Index on the pricing date) AND greater than or equal to 537.80 (approximately 75% of the closing value of the Russell 2000® Index on the pricing date), or

(ii) zero in all other circumstances.

The absolute index return percentage will equal the percentage change in the closing value of the Russell 2000® Index from the pricing date to the valuation date, without regard to whether the change was positive or negative, expressed as a percentage:

Ending Value − Starting Value
Starting Value

provided that if the above calculation results in a negative number, the absolute index return percentage will equal the product of (i) such negative number calculated and (ii) − 1. Thus, the absolute index return percentage will always be either positive or zero.

The starting value equals 717.07, the closing value of the Russell 2000® Index on the pricing date.

The ending value will equal the closing value of the Russell 2000® Index on the valuation date.

The pricing date means April 24, 2008, the date of this pricing supplement and the date on which the notes are initially priced for sale to the public.

The valuation date will be November 3, 2009, which is the third index business day before the maturity date.

For more specific information about the “note return amount,” the determination of an “index business day” and the effect of a market disruption event on the determination of the note return amount, please see “Description of the Notes — Note Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For tables setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

What is the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000Etm Index. As of March 31, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.

How Has the Russell 2000® Index Performed Historically?

We have provided tables showing the closing values of the Russell 2000® Index on the last index business day of each December from 1978 through 2007, the closing value of the Russell 2000® Index on the last index business day of each month from January 2003 to March 2008 as well as a graph showing the daily closing values of the Russell 2000® Index from January 2, 2003 to April 24, 2008. You can find the tables and the graph in the section “Description of Russell 2000® Index — Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Russell 2000® Index Is Not an Indication of the Future Performance of the Russell 2000® Index” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 3.8374% per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). Special rules will apply if the Russell 2000® Index is greater than 896.34 (approximately 125% of the Starting Value) or is less than 537.80 (approximately 75% of the Starting Value) at any time before six months prior to maturity, so that the amount paid at the maturity of the Notes would become fixed. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more stocks included in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the Russell 2000® Index or the stocks included in the Russell 2000® Index. This hedging activity could affect the value of the Russell 2000® Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in the receipt of a profit by our affiliates or us, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement, and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the stocks which comprise the Russell 2000® Index and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your note return amount at maturity will depend on the closing value of the Russell 2000® Index on every index business day from the pricing date to the valuation date as well as the ending value of the Russell 2000® Index. If the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than 896.34 (approximately 125% of the starting value) or is less than 537.80 (approximately 75% of the starting value), the payment you receive at maturity will be limited to your initial investment in the notes, even if the ending value of the Russell 2000® Index is greater than or less than its starting value. In addition, if the ending value equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the Russell 2000® Index on every index business day during the term of the notes is within the specified range. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the Russell 2000® Index or an investment in some or all of the stocks included in the Russell 2000® Index.

The Appreciation of Your Investment in the Notes Will Be Limited

The return on your notes may be less than the return on an investment that would permit you to participate fully in the appreciation of the Russell 2000® Index or an investment in the stocks included in the Russell 2000® Index. Because the note return amount is based on the absolute value of the positive or negative percentage change in the closing value of the Russell 2000® Index from the pricing date to the valuation date and because the note return amount will equal zero if the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 125% of the starting value or is less than approximately 75% of the starting value, the note return amount will not exceed approximately 25% (or approximately 16.45% per annum on a simple interest basis) of your initial investment in the notes. In addition, if the ending value equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the Russell 2000® Index on every index business day during the term of the notes is within the specified range.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Russell 2000® Index

Your return, if any, on the notes will not reflect the return you would realize if you actually owned the stocks included in the Russell 2000® Index because the note return amount does not take into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the Russell 2000® Index, even if you participate fully in the appreciation in the value of the Russell 2000® Index.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, even if the closing value of the Russell 2000® Index has stayed within the specified range during the term of the Notes, if the ending value of the Russell 2000® Index is less than 751.42 or more than 682.72, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Special U.S. Federal Income Tax Rules Will Apply to U.S. Holders

The Notes will be treated by Citigroup Funding as contingent payment debt obligations of Citigroup Funding, and by accepting a Note, each holder of a Note agrees to this treatment of the Note. Special U.S. federal income tax rules apply to contingent payment debt obligations. Under these rules, a U.S. holder will be required to accrue interest income on the Note although U.S. holders will receive no payments with respect to the Note before maturity and regardless of whether the U.S. Depositor uses the cash or accrual method of tax accounting. In addition, upon the sale, exchange or other disposition of a Note, including redemption of the Note at maturity, a U.S. holder generally will be required to treat any gain recognized upon the disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the value of the Russell 2000® Index, interest rates, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Russell 2000® Index.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the value of the Russell 2000® Index changes from the starting value. However, changes in the value of the Russell 2000® Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to maturity, even if the closing value of the Russell 2000® Index has been less than or equal to approximately 125% of the starting value and has been greater than or equal to 75% of the starting value at all times during the term of the notes up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the value of the Russell 2000® Index will continue to fluctuate between that time and the time when the ending value of the Russell 2000® Index is determined. In addition, significant increases or decreases in the closing value of Russell 2000® Index may result in a decrease in the market value of the notes because if the closing value of the Russell 2000® Index on any index business day after the pricing date up to and including the valuation date is greater than approximately 125% of the starting value or is less than approximately 75% of the starting value, the amount you can receive at maturity for each $10 note you then hold will be limited to $10 and the note return amount will be zero.

Volatility of the Russell 2000® Index.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Russell 2000® Index changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the Russell 2000® Index.  General economic conditions and earnings results of the companies whose stocks are included in the Russell 2000® Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Russell 2000® Index. A “time premium” or “discount” results from expectations concerning the value of the Russell 2000® Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Russell 2000® Index or in the other instruments, such as options, swaps or futures, based upon the Russell 2000® Index or the stocks included in the Russell 2000® Index. This hedging activity could affect the value of the Russell 2000® Index and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in the U.S. interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a moderate increase in the value of the Russell 2000® Index.

The Historical Performance of the Russell 2000® Index Is Not an Indication of the Future Performance of the Russell 2000® Index.

The historical performance of the Russell 2000® Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Russell 2000® Index during the term of the notes. Changes in the value of the Russell 2000® Index will affect the value of the notes, but it is impossible to predict whether the value of the Russell 2000® Index will fall or rise.

You Will Have No Rights Against the Publisher of, or Any Issuer of Any Stock Included in, the Russell 2000® Index.

You will have no rights against the index publisher of, or any issuer of any stock included in, the Russell 2000® Index, even though the amount you receive at maturity will depend in part on the prices of the stocks included in the Russell 2000® Index. By investing in the notes you will not acquire any shares of stocks included in the Russell 2000® Index and you will not receive any dividends or other distributions with respect to stocks included in the Russell 2000® Index. The index publisher and the issuers of the stocks included in the Russell 2000® Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Russell 2000® Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the Russell 2000® Index or derivative instruments related to such stocks or index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Russell 2000® Index and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the stocks included in the Russell 2000® Index or in other instruments, such as options, swaps or futures, based upon the Russell 2000® Index or the stocks included in the Russell 2000® Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the value of the Russell 2000® Index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the Russell 2000® Index Due November 6, 2009 (the “Notes”) are securities offered by Citigroup Funding Inc. that have a maturity of approximately 18 months. The Notes pay an amount at maturity that will depend on the closing value of the Russell 2000® Index being within a specified range on every Index Business Day from the Pricing Date up to and including the Valuation Date. If the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to 896.34 (approximately 125% of the Starting Value) AND greater than or equal to 537.80 (approximately 75% of the Starting Value), the payment you receive at maturity for each Note you then hold may be greater than $10 per Note. If, however, the closing value of the Russell 2000® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than 896.34 (approximately 125% of the Starting Value) or is less than 537.80 (approximately 75% of the Starting Value), the return on a Note will be zero, regardless of whether the Ending Value is greater than or less than the Starting Value. In addition, if the Ending Value equals the Starting Value, at maturity you will receive only your initial investment in the Notes even if the closing value of the Russell 2000® Index on every Index Business Day during the term of the Notes is within the specified range.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $50,210,000 (5,021,000 Notes). The Notes will mature on November 6, 2009. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

Payment at Maturity

The Notes will mature on November 6, 2009. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount note an amount in cash equal to $10 plus a Note Return Amount, which may be positive or zero.

Note Return Amount

The Note Return Amount will depend on the closing values of the Russell 2000® Index being within a specified range during the term of the Notes, will be based on the percentage change of the Russell 2000® Index during the term of the Notes, and may be positive or zero. Thus, for each $10 Note held at maturity, you will receive $10 plus:

(i) an amount equal to the product of (a) $10 and (b) the Absolute Index Return Percentage, if the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to 896.34 (approximately 125% of the Starting Value) AND greater than or equal to 537.80 (approximately 75% of the Starting Value), or

(ii) zero in all other circumstances.

The Absolute Index Return Percentage will equal the percentage change in the closing value of the Russell 2000® Index from the Pricing Date to the Valuation Date, without regard to whether the change was positive or negative, expressed as a percentage:

Ending Value — Starting Value
Starting Value

provided that if the above calculation results in a negative number, the Absolute Index Return Percentage will equal the product of (i) such negative number calculated and (ii) – 1. Thus, the Absolute Index Return Percentage will always be either positive or zero.

The Starting Value equals 717.07, the closing value of the Russell 2000® Index on the Pricing Date.

The Ending Value will equal the closing value of the Russell 2000® Index on the Valuation Date.

The Pricing Date means April 24, 2008, which is the date of this pricing supplement and the date on which the Notes were initially priced for sale to the public.

The Valuation Date will be the third Index Business Day before the maturity date.

An Index Business Day means a day, as determined by the calculation agent, on which the Russell 2000® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Russell 2000® Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Russell 2000® Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A Market Disruption Event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Russell 2000® Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Russell 2000® Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Russell 2000® Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Russell 2000® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Russell 2000® Index will be based on a comparison of the portion of the value of the Russell 2000® Index attributable to that security relative to the overall value of the Russell 2000® Index, in each case immediately before that suspension or limitation.

Hypothetical Returns at Maturity

The Note Return Amount will depend on the Ending Value of the Russell 2000® Index and on the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the

Valuation Date. Because the closing value of the Russell 2000® Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Russell 2000® Index on the return on the Notes at maturity, depending on whether the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to approximately 123% of the Starting Value and greater than or equal to approximately 77% of the Starting Value. All of the hypothetical examples assume an investment in the Notes of $10, that the Starting Value is 680.00, that 123% of the Starting Value is 836.40, that 77% of the Starting Value is 523.60, that the term of the Notes is 18 months, and that an investment is made on the initial issue date and held to maturity.

As demonstrated by the examples below, if the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to 836.40 and greater than or equal to 523.60, the return will be equal to the Absolute Index Return Percentage and, so long as the Ending Value does not equal the Starting Value, the payment at maturity will be greater than the initial investment of $10 per Note. If, however, the closing value of the Russell 2000® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than 836.40 or less than 523.60, your return on the Notes will be zero, regardless of whether the Ending Value is greater than or less than the Starting Value.

		Scenario I:
		All Closing Values Are		Scenario II:
		Less Than or Equal to 836.40		One or More Closing Values
	Percentage Change	and Greater Than or		Are Greater Than 836.40
Ending	in the Closing	Equal to 523.60(1)		or Less Than 523.60(2)
Value of	Value from the		Total Payment		Total Payment
Russell 2000®	Pricing Date to the	Total Return	at Maturity	Total Return	at Maturity
Index	Valuation Date (%)	on the Notes	on the Notes	on the Notes	on the Notes

340.00	−50.00%	NA	NA	0%	$10.00
374.00	−45.00%	NA	NA	0%	$10.00
408.00	−40.00%	NA	NA	0%	$10.00
442.00	−35.00%	NA	NA	0%	$10.00
476.00	−30.00%	NA	NA	0%	$10.00
510.00	−25.00%	NA	NA	0%	$10.00
544.00	−20.00%	20.00%	$12.00	0%	$10.00
578.00	−15.00%	15.00%	$11.50	0%	$10.00
612.00	−10.00%	10.00%	$11.00	0%	$10.00
646.00	−5.00%	5.00%	$10.50	0%	$10.00
680.00	0.00%	0.00%	$10.00	0%	$10.00
714.00	5.00%	5.00%	$10.50	0%	$10.00
748.00	10.00%	10.00%	$11.00	0%	$10.00
782.00	15.00%	15.00%	$11.50	0%	$10.00
816.00	20.00%	20.00%	$12.00	0%	$10.00
850.00	25.00%	NA	NA	0%	$10.00
884.00	30.00%	NA	NA	0%	$10.00
918.00	35.00%	NA	NA	0%	$10.00
952.00	40.00%	NA	NA	0%	$10.00
986.00	45.00%	NA	NA	0%	$10.00
1020.00	50.00%	NA	NA	0%	$10.00

(1)	The closing value of the Underlying Index on every Index Business Day from the Pricing Date up to and including the Valuation Date has been less than or equal to 836.40, which is 123% of the Starting Value, and greater than or equal to 523.60, which is 77% of the Starting Value.

(2)	The closing value of the Underlying Index on any Index Business Day from the Pricing Date up to and including the Valuation Date has been greater than 836.40, which is 123% of the Starting Value, or less than 523.60, which is 77% of the Starting Value.

The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual Starting Value, the Ending Value, and other relevant parameters.

Discontinuance of the Russell 2000® Index

If Russell discontinues publication of the Russell 2000® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Russell 2000® Index, then the value of the Russell 2000® Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Russell discontinues publication of the Russell 2000® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the Russell 2000® Index, the value to be substituted for the Russell 2000® Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If Russell discontinues publication of the Russell 2000® Index prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Russell 2000® Index or the relevant index as described in the preceding paragraph.

If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000® Index may adversely affect the market value of the Notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Russell 2000® Index or a successor index is changed in any material respect, or if the Russell 2000® Index or a successor index is in any other way modified so that the value of the Russell 2000® Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 2000® Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Russell 2000® Index or the successor index. Accordingly, if the method of calculating the Russell 2000® Index or the successor index is modified so that the value of the Russell 2000® Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.25% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

Unless otherwise stated, all information on the Russell 2000® Index provided in this Pricing Supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000Etm Index.

As of March 31, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Russell 2000® Index

Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.

The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;

•	Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.

Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000Etm Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000Etm Index.

The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.

•	“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•	Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000Etm Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000Etm Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.

•	Rule for Additions —

•	Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPO’s are added to the Russell Indexes each quarter.

Historical Data on the Russell 2000® Index

Year-End Closing Values

The following table sets forth the closing values of the Russell 2000® Index on the last Index Business Day of each December from 1978 through 2007, as published by Russell. The historical performance of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Russell 2000® Index will not change significantly and thereby reduce the maturity payment.

	Year End		Year End
	Closing		Closing
Year	Value	Year	Value

1978	40.52	1993	258.59
1979	55.91	1994	250.36
1980	74.80	1995	315.97
1981	73.67	1996	362.61
1982	88.90	1997	437.02
1983	112.27	1998	421.96
1984	101.49	1999	504.75
1985	129.87	2000	483.53
1986	135.00	2001	488.50
1987	120.42	2002	383.09
1988	147.36	2003	556.91
1989	168.31	2004	651.57
1990	132.20	2005	673.22
1991	189.94	2006	787.66
1992	221.01	2007	766.03

Month-End Closing Values

The following table sets forth the closing value of the Russell 2000® Index on the last Index Business Day of each month in the period from January 2003 through March 2008. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008

January	372.17	580.76	624.02	733.20	800.34	713.30
February	360.52	585.56	634.06	730.64	793.30	686.18
March	364.54	590.31	615.07	765.14	800.71	687.97
April	398.68	559.80	579.38	764.54	814.57
May	441.00	568.28	616.71	721.01	847.18
June	448.37	591.52	639.66	724.67	833.70
July	476.02	551.29	679.75	700.56	776.12
August	497.42	547.93	666.51	720.53	792.86
September	487.68	572.94	667.80	725.59	805.45
October	528.22	583.79	646.61	766.84	828.02
November	546.51	633.77	677.29	786.12	767.77
December	556.91	651.57	673.22	787.66	766.03

Historical Graph

The following graph illustrates the historical performance of the Russell 2000® Index based on the daily closing values from January 2, 2003 through April 24, 2008. Past values of the Russell 2000® Index are not indicative of future Russell 2000® Index values.

Russell 2000® Index Closing Values

On April 24, 2008, the closing value of the Russell 2000® Index was 717.07.

License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial instruments, including the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this Pricing Supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in financial products generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Global Markets is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Global Markets or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., INVESTORS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 3.8374%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$10.5947 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$0.2582 in 2008; and US$0.3365 in 2009 (adjusted as described below).

Adjustments to Interest Accruals on the Notes.  If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

If the Russell 2000® Index is greater than 896.34 (approximately 125% of the Starting Value) or is less than 537.80 (approximately 75% of the Starting Value) (the “Index Threshold Prices”) at any time before six months prior to maturity of the Notes, so that the amount paid at the maturity of the Notes would become fixed, then a U.S. Holder would incur a “net negative adjustment” to interest income under the CPDI regulations. The amount of the adjustment would be equal to the difference between the present value of the amount of the fixed payment at maturity and the present value of the projected amount of the payment at maturity, in each case determined by discounting the amount from the maturity date to the date when either of the Index Threshold Prices is met, using a discount rate equal to the comparable yield on the Notes. Under the CPDI regulations, those adjustments must be taken into account in a reasonable manner over the periods to which they relate. As a result, such an adjustment should be recognized over the remaining term of the Notes as a decrease to interest accruals.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.  When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. However, if either of the Index Threshold Prices is met more than six months prior to the maturity of the Notes, then any gain or loss arising from a subsequent disposition of the Notes will be capital.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.  All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.  In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.  A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $50,210,000 principal amount of the Notes (5,021,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.15 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.15 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.15 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Global Index Basket or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this Pricing Supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the ELKS, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ELKS which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ELKS may be circulated or distributed, nor may the ELKS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased ELKS, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the ELKS under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

     You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

5,021,000 Contingent
Participation
Principal Protected Notes

Based Upon
The Absolute Return of the
Russell 2000® Index
Due November 6, 2009
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
April 24, 2008
(Including
Prospectus Supplement
Dated April 13, 2006
and
Prospectus
Dated March 10, 2006)